# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blue Hat Interactive Entertainment Technology, CIK 0001759136
CUSIP: G1329V114
Title of class of securities: Ordinary Shares, par value $1.00 per share
Address of issuer's principal executive offices: 7th Floor, Building C,, No. 1010 Anling Road, Huli District, Xiamen, China (F4), 361009
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001769419

## Reporting persons
- Ionic Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.
- Ionic Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.
- Keith Coulston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This constitutes an exit filing for the reporting person.

## Item 1. Issuer
Name of issuer: Blue Hat Interactive Entertainment Technology
Address of issuer's principal executive offices: 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009

## Item 2. Person Filing
Name of person filing:
(i) Ionic Ventures LLC, a California limited liability company ("Ionic");

(ii) Ionic Management, LLC, a Delaware limited liability company ("Ionic Management");

(iii) Brendan O'Neil ("Mr. O'Neil"); and

(iv) Keith Coulston ("Mr. Coulston").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on January 10, 2025 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file the Schedule 13G, this Amendment to Schedule 13G (the "Amendment") and all subsequent amendments to the Schedule 13G and the Amendment jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the ordinary shares, par value $1.00 per share, of the issuer (the "Ordinary Shares") reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.
Citizenship: Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O'Neil and Mr. Coulston is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares and to amend Item 5 of the Schedule 13G accordingly. This Amendment constitutes an exit filing for each of the Reporting Persons.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment and is incorporated herein by reference for each such Reporting Person. None of the Reporting Persons beneficially owns any Ordinary Shares. Ionic has the power to dispose of and the power to vote any Ordinary Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O'Neil and Mr. Coulston, has shared power to vote and/or dispose of any Ordinary Shares beneficially owned by Ionic and Ionic Management. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O'Neil and Mr. Coulston may be deemed to beneficially own any Ordinary Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own any Ordinary Shares which are beneficially owned by Ionic.
Percent of class: 0 %
Sole power to vote or to direct the vote:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Sole power to dispose or to direct the disposition:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed with the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ionic Ventures, LLC: /s/ Ionic Ventures, LLC, Keith Coulston, Manager of Ionic Management, LLC, Manager of Ionic Ventures, LLC (05/14/2025)
- Ionic Management, LLC: /s/ Ionic Management, LLC, Keith Coulston, Manager (05/14/2025)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (05/14/2025)
- Keith Coulston: /s/ Keith Coulston, Keith Coulston (05/14/2025)
Comment: LIST OF EXHIBITS

Exhibit No. 1 - Joint Filing Agreement, dated January 10, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on January 10, 2025).